Exhibit 99.1

Santiago, March 22, 2022

Mr. Kevin Cowan Logan

Vice President

Comisión para el Mercado Financiero

Communication of material fact: Board agreement.

Ordinary Shareholders’ Meeting summons

Mr. President,

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, Banco Santander Chile informs that in a ordinary session held today, the Board of Directors agreed to summon an Ordinary Shareholders' Meeting, to be held remotely on Wednesday April 27, 2022, in order to review the following matters:

1) Submit for shareholder consideration and approval the Annual Report, Balance Sheet, Financial Statements and Report of the External Auditors corresponding to the year between January 1 and December 31, 2021.

2) Resolve the destination of profits for the year 2021. A dividend of Ch$ 2.46741747 per share, corresponding to 60% of net income attributable to shareholders will be proposed, which if approved, will be paid on the next bank business day in Chile. Likewise, the remaining 40% of net income attributable to shareholders will be destined to increase the Bank's reserves.

3) Determination of the remuneration of the Board of Directors.

4) Appointment of External Auditors.

5) Appointment of local Risk Rating Agencies.

6) Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation.

7) Account for the related party transactions as referred to in Title XVI of Law 18,046.

8) Consider any other matter of social interest that should be discussed at the Ordinary Shareholders' Meeting, in accordance with the law and the Bank's Bylaws.

Likewise, it is reported that in accordance with the provisions of article 59 of Law 18,046, the Balance Sheet, the Report and the bases of the proposals submitted for decision by the Meeting, will be available to the shareholders from Tuesday, April 5 on the website https://santandercl.gcs-web.com/es/junta-de-accionistas, as well as in the Banco Santander-Chile Shareholders Department.

Best regards,

Miguel Mata Huerta

CEO

C.c.: Bolsas de Valores, SEC